# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WINNEBAGO INDUSTRIES INC, CIK 0000107687
CUSIP: 974637100
Title of class of securities: Common Stock, par value $0.50 per share
Address of issuer's principal executive offices: 13200 PIONEER TRAIL, 13200 PIONEER TRAIL, EDEN PRAIRIE, Minnesota (MN), 55347
Date of event which requires filing of this statement: 04/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000769993-24-000144
Filed by CIK 0000886982

## Reporting persons
- GOLDMAN SACHS GROUP INC: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 279,999.59; sole dispositive power 0; shared dispositive power 280,014.59; aggregate amount beneficially owned 280,908.59 (1% of the class)
- GOLDMAN SACHS & CO. LLC: type of reporting person: broker-dealer (BD), other (OO), investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 279,999.59; sole dispositive power 0; shared dispositive power 280,014.59; aggregate amount beneficially owned 280,908.59 (1% of the class)

## Item 1. Issuer
Name of issuer: WINNEBAGO INDUSTRIES INC
Address of issuer's principal executive offices: 13200 PIONEER TRAIL, 13200 PIONEER TRAIL, EDEN PRAIRIE, MINNESOTA, 55347.

## Item 2. Person Filing
Name of person filing:
THE GOLDMAN SACHS GROUP, INC.
GOLDMAN SACHS & CO. LLC
Address of principal business office or, if none, residence:
The Goldman Sachs Group, Inc. 200 West Street New York, NY 10282
Goldman Sachs & Co. LLC 200 West Street New York, NY 10282
Citizenship:
THE GOLDMAN SACHS GROUP, INC. - Delaware
GOLDMAN SACHS & CO. LLC - New York

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).
Percent of class: See the response(s)to Item 11 on the attached cover page(s).
Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).
Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).
Sole power to dispose or to direct the disposition: See the response(s) to Item 7 on the attached cover page(s).
Shared power to dispose or to direct the disposition: See the response(s) to Item 8 on the attached cover page(s).

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit (99.2)

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- GOLDMAN SACHS GROUP INC: AMEEN SOETAN, VICE PRESIDENT (05/07/2025)
- GOLDMAN SACHS & CO. LLC: AMEEN SOETAN, VICE PRESIDENT (05/07/2025)